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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                        America West Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                        America West Holdings Corporation
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 023657 10 9
             -----------------------------------------------------
                                 (CUSIP Numbers)

                              Richard A. Ekleberry
--------------------------------------------------------------------------------
                               Texas Pacific Group
                         301 Commerce Street, Suite 3300
                              Fort Worth, TX 76102
                                 (817) 871-4000

                                 With copies to:

                              Michael L. Ryan, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 18, 2002
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No. 023657 10 9               SCHEDULE 13D
------------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners, L.P., 75-2473270

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
    3

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


    NUMBER OF SHARES        7       SOLE VOTING POWER
     BENEFICIALLY                   Class A Common Stock   780,473
      OWNED BY
    EACH REPORTING          8       SHARED VOTING POWER
       PERSON                       Class A Common Stock     0
        WITH
                            9       SOLE DISPOSITIVE POWER
                                    Class A Common Stock   780,473

                           10       SHARED DISPOSITIVE POWER
                                    Class A Common Stock   941,431

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Class A Common Stock      941,431

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Class A Common Stock   100.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------
CUSIP No. 023657 10 9               SCHEDULE 13D
------------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TPG Parallel I, L.P., 75-2544886

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
    3

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


    NUMBER OF SHARES        7       SOLE VOTING POWER
     BENEFICIALLY                   Class A Common Stock    78,644
      OWNED BY
    EACH REPORTING          8       SHARED VOTING POWER
       PERSON                       Class A Common Stock     0
        WITH
                            9       SOLE DISPOSITIVE POWER
                                    Class A Common Stock    78,644

                           10       SHARED DISPOSITIVE POWER
                                    Class A Common Stock   941,431

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Class A Common Stock      941,431

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Class A Common Stock   100.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------
CUSIP No. 023657 10 9               SCHEDULE 13D
------------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Air Partners II, L.P., 75-2553295

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
    3

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


    NUMBER OF SHARES        7       SOLE VOTING POWER
     BENEFICIALLY                   Class A Common Stock    82,314
      OWNED BY
    EACH REPORTING          8       SHARED VOTING POWER
       PERSON                       Class A Common Stock     0
        WITH
                            9       SOLE DISPOSITIVE POWER
                                    Class A Common Stock    82,314

                           10       SHARED DISPOSITIVE POWER
                                    Class A Common Stock   941,431

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Class A Common Stock      941,431

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Class A Common Stock   100.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This amendment No. 12 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 21, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 30, 1996, Amendment No. 7 filed on June 18, 1996, Amendment No. 8 filed on March 19, 1997, and Amendment No. 9 filed on January 29, 1998, Amendment No. 10 filed on May 29, 1998 and Amendment No 11 filed on July 1, 1998 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "TPG Entities"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

         As a condition to entering into certain Guarantee Agreement dated as of January 18, 2002 by the Air Transportation Stabilization Board for the benefit of America West Airlines, Inc., a Delaware corporation and a subsidiary of Holdings, the TPG Entities have entered into an Undertaking dated as of January 18, 2002 (the "Undertaking"), pursuant to which the TPG Entities agreed, among other things, not to assign, transfer, sell, or otherwise dispose of, directly or indirectly, any shares of Class A Common beneficially owned by the TPG Entities for a period of up to ten years from the date thereof, subject to early termination upon the occurrence of certain specified events. The Undertaking is filed as Exhibit 1 hereto and is incorporated by reference herein. The foregoing description of the Undertaking is qualified in its entirety by reference to the Undertaking.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 The Undertaking dated as of January 18, 2002 by and between TPG, TPG Parallel, Air Partners II and
             Holdings.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2002

                                                TPG PARTNERS, L.P.

                                                By:      TPG GenPar, L.P.
                                                         its General Partner

                                                By:      TPG Advisors, Inc.
                                                         its General Partner

                                                By:   /s/ Richard A. Ekleberry
                                                      -----------------------
                                                Name:   Richard A. Ekleberry
                                                Title:  Vice President



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2002

                                                TPG PARALLEL I, L.P.

                                                By:      TPG GenPar, L.P.
                                                         its General Partner

                                                By:      TPG Advisors, Inc.
                                                         its General Partner

                                                By:   /s/ Richard A. Ekleberry
                                                      -----------------------
                                                Name:   Richard A. Ekleberry
                                                Title:  Vice President



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2002

                                                AIR PARTNERS II, L.P.

                                                By:      TPG GenPar, L.P.
                                                         its General Partner

                                                By:      TPG Advisors, Inc.
                                                         its General Partner

                                                By:   /s/ Richard A. Ekleberry
                                                      -----------------------
                                                Name:   Richard A. Ekleberry
                                                Title:  Vice President